Exhibit 23.4

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 9, 2013, with respect to the financial statements of the BUPHENYL Product Line (a component of Ucyclyd Pharma, Inc.) which are included in Hyperion Therapeutics, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 12, 2013 incorporated by reference in the Registration Statement on Form S-3 and related Prospectus of Hyperion Therapeutics, Inc. for the registration of its shares of common stock, preferred stock, debt securities, warrants and units.

/s/ Ernst & Young LLP

Phoenix, Arizona

August 14, 2013